SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MATERIAL FACT
Publicly-held Company
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20, Grupo 1602
Rio de Janeiro/RJ
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001 -04

COMPANHIA SIDERÚRGICA NACIONAL (“CSN” or “Company”), pursuant to article 157 of Law 6404/76 and CVM Instruction 358/02, and complementing the Material Fact published on December 18, 2009 and the Notices to the Market published on December 30, 2009, and January 26, 2010, hereby informs its shareholders and the public in general that it announced on this date the revision of the following conditions for the public offer for the acquisition of shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“CIMPOR”), which was announced on January 27, 2010 (“Offer”):

a)the price of the Offer is € 6.18 per share, to be paid in cash;
b)the Offer is subordinate to the acquisition by CSN Cement S. à r.l.
(“Offeror”), within the Offer, of a number of Shares that, when added to theShares that may eventually be acquired outside the Offer by the Offeror, CSN and/or companies in a control or group relationship with the same, represent at least one third of the share capital of CIMPOR plus one share.

 As a result of the revision of said conditions, the Offer will be suspended until the Offeror discloses an addendum to the Offering documents, which will occur after approval by the Securities and Exchange Commission of Portugal.

 The Company will keep the CVM, the BOVESPA and the market informed of any developments related to the issues dealt with in this Material Fact.

Rio de Janeiro, February 12, 2010

Companhia Siderúrgica Nacional
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.